

Fig.1 MYSTIC GOLDPROPERTY BC LOCATION MAP



Fig. 2 MYSTIC GOLD REGIONAL LOCATION MAP


N
x Cp, Py
+ DDH
x Mag, Py
x Mag
Mag - Magnetite
Py - Pyrite
Cp - Chalcopyrite
DDH - Diamond Drill Hole
200 m
0
0km
Map Center: 127° 40' 4.1" W, 50° 28' 37.7" N

Fig. 3 MYSTIC GOLD PROPERTY MAP


0
20
40
kilometres
N
QUEEN CHARLOTTE STRAIT
PACIFIC OCEAN
Vancouver
Victoria
CAPE SCOTT
Port Hardy
Holberg
Port McNeill
Island Copper
JOHNSTONE STRAIT
Winter Harbour
Nimpkish map area
Yreka Mine
QUATSINO SOUND
Port Alice
MYSTIC GOLD PROPERTY
PACIFIC OCEAN
BROOKS PENINSULA
Neogene
Alert Bay volcanics
Eocene
Catface intrusions
Late Jurassic-Late Cretaceous
Nanaimo, Queen Charlotte and Kyuquot groups
Jurassic-Cretaceous
Pacific Rim complex
Early-Middle Jurassic
Island Plutonic Suite
West Coast Crystalline Complex
Late Triassic-Middle Jurassic
Bonanza Group
'Bonanza volcanics'
Harbledown Formation
Parson Bay Formation
Late Triassic
Vancouver Group
Quatsino Formation
Karmutsen Formation

Figure 1. Regional geology of northern Vancouver Island (after Massey et al., 2005), showing the location of the Nimpkish map area.

Fig. 4 MYSTIC GOLD PROPERTY REGIONAL GEOLOGY MAP


JURASSIC
TRIASSIC
Middle
Lower
Upper
Callovian
Bathonian
Bajocian
Aalenian
Toarcian
Pliensbachian
Sinemurian
Hettangian
Rhaetian
Norian
Carnian
BONANZA GROUP
VANCOUVER GROUP
'Bonanza volcanics'
Parson Bay Formation
Quatsino Fm
Karmutsen Formation
Angular
199.6 ± 0.6 Ma
203.6 ± 2.0 Ma
216.5 ± 2.0 Ma
228.0 ± 2.0 Ma
Subaerial to submarine, basaltic to rhyolitic lavas, breccias, lapilli, crystal and welded tuffs; interbedded siliciclastics and limestone; comagmatic intrusions of the Island Plutonic Suite
MYSTIC GOLD PROPERTY
YREKA MINE
Thin to medium-bedded impure limestone mudstone, siltstone, shale and calcareous equivalents; interbedded volcanic breccias, lapilli tuffs, lavas, feldspathic wackes, waterlain volcaniclastic deposits and conglomerate (minor)
Massive to bedded micritic and locally bioclastic limestone
Intravolcanic limestone near top of unit
Basalt flows with minor pillow lava, pillow breccia and tuff
Pillow breccia with well-bedded tuff and breccia in lower part
Pillow basalts

Figure 3. Revised stratigraphic nomenclature for Triassic–Jurassic lithostratigraphic units proposed in this study. The geological time scale is that of Gradstein *et al.* (2004).

Fig. 5 MYSTIC GOLD PROPERTY REGIONAL STRATIGRAPHY